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                                                                                                        Exhibit 12
                                                                                                        ----------
                                        CNF TRANSPORTATION INC.
                         COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
                                           Three Months Ended
                                                 March 31,                     Year Ended December 31,
                                           ------------------   -------------------------------------------------
                                              1997      1996       1996      1995       1994      1993      1992

                                                             (Dollars in thousands)
Fixed Charges:
 Interest Expense                          $10,805   $ 9,664   $ 39,766  $ 33,407   $ 27,065  $ 29,890  $ 33,023
 Capitalized Interest                          702       471      2,092       731        793       531         4
 Preferred Dividends                         3,087     3,160     12,645    12,419     12,475    12,551    12,618
Total Interest                              14,594    13,295     54,503    46,557     40,333    42,972    45,645

Interest Component of
   Rental Expense                           13,218    10,915     48,704    43,202     41,416    34,464    32,219

Fixed Charges                               27,812    24,210    103,207    89,759     81,749    77,436    77,864
Less:
 Capitalized Interest                          702       471      2,092       731        793       531         4
 Preferred Dividends                         3,087     3,160     12,645    12,419     12,475    12,551    12,618
   Net Fixed Charges                       $24,023   $20,579   $ 88,470  $ 76,609     68,481  $ 64,354  $ 65,242

Earnings:
 Income (Loss) from Continuing
   Operations before Income Taxes          $40,172   $25,683   $147,132  $152,942   $165,129  $ 66,202  $(26,783)
Add:  Net Fixed Charges                     24,023    20,579     88,470    76,609     68,481    64,354    65,242
  Total Earnings Before Fixed Charges      $64,195   $46,262   $235,602  $229,551   $233,610  $130,556  $ 38,459
Ratio of Earnings to Fixed Charges:
   Total Earnings                          $64,195   $46,262   $235,602  $229,551   $233,610  $130,556  $ 38,459
   Fixed Charges (1)                        27,812    24,210    103,207    89,759     81,749    77,436    77,864

   Ratio                                       2.3x      1.9x       2.3x      2.6x       2.9x      1.7x      0.5x(2)

(1)  Fixed charges represent interest on capital leases and short-term and long-term debt, capitalized interest, dividends on shares of the Series B Cumulative Convertible Preferred Stock used to pay debt service on notes issued by the
     Company's Thrift and Stock Plan (the "TASP"), and the applicable portion of the consolidated rent expense which approximates the interest portion of lease payments.
(2)  Earnings were inadequate to cover fixed charges for the period. The deficiency was $39.4 million for the year ended
     December 31, 1992.

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